EXHIBIT 99.4

ATTENTION BUSINESS/FINANCIAL EDITORS:

NOTIFICATION OF CALL-NET ENTERPRISES’
Q3 RESULTS RELEASE AND RELATED CONFERENCE CALL

TORONTO, November 5, 2002 – Call-Net Enterprises Inc. (TSX: FON, FON.B) will be releasing its third quarter results before the opening of markets on Friday, November 15, 2002.

The Company will host a conference call for investors and media at 11:00 a.m. (EST) on Friday, November 15, 2002. Bill Linton, president and chief executive officer and Randy Benson, senior vice president and chief financial officer will participate in the call.

To participate please dial (416) 695-5806 or (800) 273-9672. If you need assistance during the conference, you can reach the operator by pressing “0”. The call will also be audio webcast live at www.callnet.ca.

Should you be unable to participate, an instant replay will be available for 10 business days following the conference call by dialing: (416) 695-5800 or (800) 408-3053 Pass code: 1286772.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 130 co-locations in ten Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca. and www.sprint.ca.

For further information, contact:

Media contact: Karen O’Leary Corporate Communications (416) 718-6445 karen.oleary@sprint-canada.com	Investor Relations contact: John Laurie Vice President, Investor Relations (416) 718-6245 john.laurie@sprint-canada.com